EXHIBIT 3

AMENDMENTS TO BYLAWS

Article II, Section 2 of the Company's Bylaws is amended to read as follows:
Section 2. Annual Meeting. A meeting of the shareholders of the Company for the election of directors and for the transaction of any other business of the Company shall be held annually within 150 days after the end of the Company's fiscal year on the fourth Thursday of May of each calendar year if not a legal holiday, and if a legal holiday, then on the next day following which is not a legal holiday, or at such other date and time within such 150-day period as the board of directors may determine.

Article VIII of the Company's Bylaws is amended to read as follows:

ARTICLE VIII - Fiscal Year; Annual Audit

The fiscal year of the Company shall end on the last day of December each year. The appointment of accountants shall be subject to annual ratification by the shareholders.